Exhibit 99.1

SARDAR BIGLARI ISSUES LETTER TO SHAREHOLDERS OF

CRACKER BARREL OLD COUNTRY STORE, INC.

 SAN ANTONIO, TX — September 13, 2011 — Sardar Biglari, Chairman and Chief Executive Officer of Biglari Holdings Inc. (NYSE: BH), issued the following letter to the shareholders of Cracker Barrel Old Country Store, Inc. (NASDAQ: CBRL):

 September 12, 2011

Dear Fellow Stockholders:

We are owners of 9.3% of the outstanding common stock of Cracker Barrel Old Country Store, Inc., making us the largest shareholder of the Company. Over the last several months I have spent time with the Board and management to understand their approach to the business and to their shareholders — and it has become increasingly clear to us that top leadership has shaped a culture that lacks, inter alia, accountability, transparency, and stock ownership. I believe that the Cracker Barrel Board has failed to perform up to the Company’s potential. My aim was to join the Board of Cracker Barrel to share my expertise and experiences — all in an endeavor to create substantial and sustainable shareholder value for all owners. But my efforts to work with the Board have been fruitless. Therefore, I am turning to you, the true owners of the Company.

I am a firm believer that achieving top-level corporate governance and enhancing long-term value require placing shareholders on the board who possess substantial holdings along with relevant business experience. This requirement ensures the proper coalescence of interests between the board and the shareholders. To put it succinctly, the Board of Cracker Barrel cannot relate to you or me as the owners of the Company because the directors have not made financial commitments on the same basis as we owners. Instead of paying for stock, the directors have been granted stock and stock options. Thus, they resemble employees not owners.

To quantify my point, I have invested about $100 million in the stock of Cracker Barrel whereas the entire Board since 2003 has spent a total of $251,600 in purchasing stock in the open market. In 2010 each of the Board members, with the exception of the Chairman, was compensated $200,651 on average. To be truly independent, in our view, is not to allow the director fees to become a significant portion of one’s annual income. Over the past four years directors as a group have been remunerated a total of $6.4 million, excluding the Chairman/CEO’s compensation, a robust $32.8 million. At a minimum the Board members could have used a portion of their own compensation to purchase shares as you and I have done.

Needless to say, I have the same agenda as you, the enhancement of stockholder value. But since current Board members do not have much equity in the Company, their incentives, in my judgment, center on pay, perks, and prestige. In contrast, ours center on performance. Plainly, we think and act like owners because we are owners. By law directors have a duty to represent owners. Who better to represent owners than a true owner?

In addition to their lack of ownership we are concerned by the actions of current leadership, as exemplified by its lack of financial transparency. I recently wrote the Board about the lack of disclosure surrounding the two businesses of Cracker Barrel — restaurant and retail (i.e., the gift shop).  I will not go over all the details of my concern because I have enclosed a copy of my August 23, 2011 letter to Michael Woodhouse, Chairman and CEO of Cracker Barrel. But I will highlight the problem and my deep concerns. According to an article in September’s Harvard Business Review, “It is a well-known management axiom that what is not measured cannot be managed or improved.” My contention, therefore, is that if the Board and management are correctly reviewing Cracker Barrel’s two businesses — restaurant and retail — and assessing performance properly, then they are failing to report both results to us as owners. But our concern grows from moderate to alarming when management offers us inside information to review specifics on the retail business. After all, every shareholder is entitled to access data on both segments of the Company. Ergo, we are not challenging the Cracker Barrel concept, each store having both a restaurant operation and a retail operation under its roof. However, we are challenging management’s failure to provide detailed data on the two segments.

Further, we find it indefensible that leadership seems to have promoted a culture that views Generally Accepted Accounting Principles (GAAP) as a hurdle in order to deliver the minimum in financial disclosure rather than viewing GAAP as a starting point in order to deliver information that owners need to fully evaluate the performance of Cracker Barrel. We believe the Company should exhibit an ethos that is an exemplar of full disclosure. However, we believe that should a board travel the low road in accounting disclosure, it is a telling sign of its culture, and one that suggests we should be leery of other actions that we as owners cannot inspect from the outside. Absolutely no reason exists for the Board of Cracker Barrel to withhold reasonable, noncompetitive data necessary for shareholders to judge the performance of the business and more accurately estimate its intrinsic value.

For the last several months, I have attempted to gain representation on the Board to address these issues, including the lackluster operating performance of the Company, such as its failure to increase customer traffic in each of the last seven years. Also ill-advised was the strategy of increasing menu prices during the recent recession. But the Board has resisted addressing these concerns. Instead of welcoming us, it appears they have feared changing the status quo into a different, more enterprising culture, one that demands performance. I believe the Board has conjured up arguments to cover and implement its strategy to suit its own agenda. Let me explain.

Biglari Holdings is a vehicle through which I allocate capital in order to own businesses in whole or in part (i.e., stocks of businesses via the stock market). One of the businesses we own in entirety is Steak n Shake, a fast-food chain serving burgers and shakes/drinks, offerings that encompass nearly 80% of the company’s sales. About half the transactions are placed through the drive-thru (including carryout). No objective person would confuse a burger- and shake-centric Steak n Shake with a country-themed, home-style cooking Cracker Barrel. Incidentally, in my first meeting with Mr. Woodhouse, he agreed that we were not direct competitors.  His first reaction was the correct one. However, in a subsequent call, after he learned we were interested in board representation, he changed his mind. Furthermore, after I submitted my letter to Mr. Woodhouse on my intention to be nominated to the Board (a copy of my September 1, 2011 letter is enclosed), the Board immediately issued a press release stating that it rejected my becoming a board member and provided the following explanation:

“Appointing the chief executive officer of a competing restaurant chain, Steak n Shake, to the Cracker Barrel Board would create serious and inappropriate business conflicts of interest. The Board has never in Cracker Barrel’s 42-year history included a director who was a director or officer of another restaurant company, and such appointments would violate the Company’s Corporate Governance Guidelines.”

When the Board of Directors stated that “the Board has never in Cracker Barrel’s 42-year history included a director who was a director or officer of another restaurant company, and such appointments would violate the Company’s Corporate Governance Guidelines,” to me they appear insincere. Because, coincidentally, when the Board made that statement, an officer of Cracker Barrel, Vice President Walter Tyree, was and still is simultaneously sitting on the board of CEC International, the operator of Chuck E. Cheese’s restaurants. Why would the Board think it is inappropriate for any of its members to be an “officer of another restaurant company” yet finds it totally appropriate to have a Cracker Barrel officer sit on the board of another restaurant company?

    We suspect that the Board and management did not take issue with Mr. Tyree’s sitting on the board of CEC International because it is quite commonplace for a director or officer of one restaurant company to sit on the board of another. In fact, in roughly 50% of all publicly traded restaurant companies, a board member is also a director or officer of another restaurant firm. In some cases, the same individual sits on three or more boards of restaurant companies.

    These are the kind of contradictory, unworkable arguments that lead us to look askance at the troublesome turn we think Cracker Barrel’s top leadership has taken. Consequently, in the last several months it has become increasingly clear to us why Cracker Barrel is not achieving its full potential. Plainly, we believe that the Company lacks an ethos that places shareholder interests first as well as espouses a culture of ownership, stewardship, accountability, and high performance.

     Needless to say, I think you would agree that I have higher expectations than the Cracker Barrel Board does, especially towards corporate performance and corporate stewardship. Regardless of all the noise the Company makes over my candidacy, what I can assure you is that my aim coincides with yours: to increase the value of Cracker Barrel. I have done quite well for my shareholders at Biglari Holdings, for my partners at The Lion Fund, L.P., and for the shareholders of companies I have influenced.

     I have experience in analyzing, investing, owning, and running companies successfully. My claim is not to impress you but rather to impress upon you the fact that I have created significant investor wealth.

    To be an effective board member, one must be both motivated and knowledgeable. We are motivated by our $100 million investment — a multiple of the amount of stock owned by all the directors of Cracker Barrel combined — and we are knowledgeable because we have a broad range of experience in business/investments and a deep experience in the restaurant industry.

    The approach the Cracker Barrel Board has taken in resisting us and the length to which it has gone do not display its sophistication but rather, in our view, a lack of good business judgment. The Board is wasting shareholders’ money — lots of it — to implement its entrenchment strategy to resist placing a nearly 10% stockholder on the Board. Cracker Barrel’s Board has hired some of the most expensive lawyers and financial advisors, i.e., Wachtell, Lipton, Rosen & Katz and Goldman, Sachs & Co. (They have also hired Kekst and Company for public relations and Bass, Berry & Sims as additional legal counsel.) We, on the other hand, do not outsource thinking; you can count on the fact that every missive you receive will be penned by me, not by attorneys, advisors, or consultants. For me to deserve your vote, I owe it to you to hear directly from me.

    Our concern over Cracker Barrel’s leadership stems from its poor strategy, poor operating performance, poor financial disclosure, and lack of ownership, which if left uncorrected, in my view, will lead to poor shareholder returns. The time to act is now. The Company has tremendous potential which, in my view, can be exploited under the right leadership. I believe that the power of the brand has covered up Board missteps. The present proxy contest centers on placing a real owner on the Board of a company with an A+ brand that has failed to produce an A+ performance. We blame the Board for mediocrity. The Board should adopt a lesson from the late Sam Walton, “High expectations are the key to everything.” I intend to raise expectations. I plan to be a long-term stockholder of Cracker Barrel, and as a corollary I will advocate ideas on the basis of their long-term impact on the business. I have firm resolve to maximize the value of the business for the benefit of all stockholders.

    Over the coming months, I will be communicating with you regarding details of our plans to improve Cracker Barrel. I follow a simple principle: to provide information to you that I would want to know if our roles were reversed. Today we launched our website, www.enhancecrackerbarrel.com, our primary channel imparting information on vital matters. I encourage you to review the website thoroughly and regularly in order to remain knowledgeable about Cracker Barrel and our plans to enhance the value of your shares.

     I look forward to serving your best interest.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari

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Text of Letter from Mr. Biglari to Mr. Woodhouse dated August 23, 2011:

August 23, 2011

Mr. Michael A. Woodhouse
Chairman and CEO
Cracker Barrel Old Country, Inc.
P.O. Box 787
Hartmann Drive
Lebanon, Tennessee 37088

Dear Mike:

Doubtless you know we are owners of 9.3% of the outstanding shares of Cracker Barrel Old Country Store, Inc. As the largest stockholder of Cracker Barrel, we are deeply disturbed over your failure to disclose operating segments for both the restaurant and the retail operations of the business, as mandated by the Securities and Exchange Commission (the “SEC”) in accordance with FASB Accounting Standards Codification 280, Segment Reporting (“ASC 280”). To govern this business effectively, you must separately measure, monitor, and manage both segments — restaurants and retail operations — and by doing so, you are required to provide detailed financials on each of the two segments to all stockholders.

 Cracker Barrel is in two businesses — restaurant and retail. In your most recent Annual Report on Form 10-K, you clearly delineated the two operations by stating that the Company operates “Cracker Barrel restaurants and gift shops…. The restaurants serve breakfast, lunch and dinner.  The retail area offers a variety of decorative and functional items specializing in rocking chairs, holiday gifts, toys, apparel and foods.” In addition, through presentations to investors, you disseminate facts about the two components, two pages of which I have enclosed from your Fact Book (available at http://investor.crackerbarrel.com/results.cfm): on restaurant operations and on retail operations.  Naturally, you distinguished between the two segments, acknowledging that each Cracker Barrel has two separate and substantial businesses — restaurant and retail — under one roof.

 However, the Company’s 10K further states: “Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Utilizing these criteria, the Company manages its business on the basis of one reportable operating segment.” However, I certainly hope you do not “allocate resources and assess performance” based on a solitary, consolidated review of the business. Detailed sub-segment numbers are the ones I would expect you to zero in on when evaluating and managing Cracker Barrel. You would certainly be making a grave managerial blunder if you were failing to measure and master the operations of the duo of segments because of, say, a failure to apportion cost when assessing the performance of both the restaurant and the retail operations.

But I have reason to believe that for internal purposes you do not allocate resources or appraise performance based on consolidated figures. For instance, in the Company’s 10Ks and 10Qs you have consistently broken down revenue between restaurant and retail operations as well as discussed and separated purchasing and inventory management.  Furthermore, you have designed a parallel management structure dividing restaurant management from retail management. From the Company’s 10K: “Each store is assigned to both a restaurant and a retail district manager and each district is assigned to both a restaurant and a retail regional vice president.” In other words, in every unit there is a retail manager who reports to a retail district manager who in turn reports to a retail vice president, and a general manager who reports to a restaurant district manager who reports to a restaurant vice president. (Additionally, you confirmed to me that the general manager does not have authority to terminate the retail manager because that’s the responsibility of the retail district manager — a clear delineation of authority.) The Company also employs both a Senior Vice President in charge of Restaurant Operations as well as a Senior Vice President of Retail. Rationally, the senior management structure further supports the existence of two distinct reportable segments. Under FASB rules, one of the necessities for splitting operating segments is for there to exist a chief operating decision maker — a function, not necessarily a person — and therefore could consist of several individuals who have the ability to apportion resources to and assess the performances of operating segments. To suggest that separate financial information is unavailable to distinct segment managers (and, in turn, to the Company’s CEO or Board of Directors) in order to enable them to perform their essential functions is disingenuous at best and dereliction of duty at worst.

I think we have established as fact that you identify the businesses separately, measure them separately, and manage them separately. But you fail in fully reporting them separately. Admittedly, it is conceivable that you just founder in performing a full evaluation of the two segments and thus have failed to report them in accordance with the rule. Doing so would be a sin of bad judgment, bad business, and bad accounting.

Consequently, reviewing and assessing performance of the restaurant operations apart from the retail operations internally is good business, and reporting entirely on both externally, to all investors, is good accounting. The inclusion of the Company’s restaurant and retail operations as separate reportable segments would meet the objectives set forth in ASC 280-10-1, for by doing so and thereby providing information about the two businesses in which the Company engages would “help users of financial statements do all of the following:  (a) better understand the public entity’s performance; (b) better assess its prospects for future net cash flows; and (c) make more informed judgments about the public entity as a whole.”  Failure to distinguish and divide segments privately and publicly could result in one side of the business subsidizing the other unbeknownst to management or to investors. Plainly, how can we shareholders judge the performance of, say, the restaurant business if you combine with it the operating expenses of the retail business that make up approximately 20% of the Company’s total revenue?

As the largest owner, a professional investor, and an experienced operator, I assure you that disaggregating the financial data of the retail business from the restaurant business is imperative and integral to conducting robust investment analysis. As investors, we must utilize the data concerning the relative profitability of the two operating segments to gain better understanding of the performance of the entire Company and to more accurately estimate its intrinsic value.

When we spoke on August 10, I said that I would require more details on the retail business, such as its direct labor costs, to gauge its performance. In turn, you offered me the opportunity to review inside information. While I absolutely would need data to evaluate the pair of business segments properly and consequently judge the effectiveness of management, I believe the right thing to do is to treat all shareholders equally. Thus, I declined your offer on the basis that I would possess the same advantage as insiders but leave all other stockholders at an informational disadvantage. Such is not the way we operate and such is not the way we want the management of Cracker Barrel to operate.

Furthermore, I remain quite disconcerted about the obvious omission made by you and the Board, namely the Audit Committee. Perhaps most disturbing to me is that you are a former CFO of the Company who has had the opportunity to review the disclosure requirements as well as set policy. In my conversation with you I found it incredible when you stated your belief that the Company was in compliance because in past SEC reviews, the agency did not raise the issue of segment reporting, and that alone, you concluded, validated the accuracy and adequacy of the Company’s reporting. You said, “The SEC has no issues with it.” Larry Hyatt, the Company’s current CFO, even went further when he commented, “In the last two comment letters segment reporting was not raised by the Division of Corporate Finance which means that they are implicitly accepting the disclosures.” These statements were positively shocking.

I question how the Board of Directors, particularly the Audit Committee, would ignore the necessity to ask the probing questions and ensure that the financial reporting to owners reflects the manner in which the Board and management review the business. It is quite unimaginable and unconscionable if the Board has not reviewed segment data. If the Board has reviewed detailed numbers on both restaurant and retail operations, then, we ask, why would the Board members think that shareholders should not be entitled to the same privilege?  If the Board has not done so, how can it be properly fulfilling its fiduciary duty?

I believe you have taken the low road in accounting disclosure and have thereby set the wrong tone at the top, a demonstrable and clear marker of poor corporate governance. Because of your decision not to provide segment reporting, your rationale behind that decision, your offering of confidential data, and your allusions to SEC affirmation — each sufficient reason for concern but which in aggregate paints a troubling picture — I deemed it necessary to apprise you formally, as the Chairman of the Board, so you could immediately inform your fellow Board members and take swift action to rectify the inherent problems. At this juncture, the best course is not to conjure up fallible arguments, e.g., unallocated costs difficult to apportion, among others, but rather, to face the reality that Cracker Barrel is in two businesses, manages them that way, measures them that way, and should report them that way. However, if you think that Cracker Barrel is not in two businesses, then the problem is actually a more serious one because it would communicate to your owners that you do not understand the business you are in.

In the final analysis, you are either not properly measuring the restaurant and retail businesses, and thus you are not properly managing them, or you are measuring/managing them properly but failing to report both operating segments to your owners.

I plan to discuss the matter further in my previously scheduled meeting with Sandy Cochran and Larry Hyatt this Friday.

It is imperative that you remedy this problem as soon as practicable so that Cracker Barrel is in full compliance with the SEC.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari

Restaurant Facts

- Store size: 8,900 to 10,000 sq. ft on approximately 2.5 acres of land
- Seats per restaurant: 177-207
- Average number of employees/store: 103
- Average unit volume: $3.23 million
- Average weekly traffic: 6,900
- Average check: $9.02, up 2.0%
- Meal mix
  - Breakfast—23%
  - Lunch--38%
  - Dinner—39%
- Commodity breakdown in FY10
  - Dairy and Eggs 13%
  - Beef 12
  - Poultry 11
  - Pork 10
- Leased vs owned: 400 locations owned, 67.2%
- % on-interstate vs off: 15.1% off-interstate
  - 4 of 11 are off-interstate in FY11
- Hourly turnover: 72%

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* Source: Cracker Barrel Old Country Store Fact Book (available at http://investor.crackerbarrel.com/results.cfm)

Retail Facts

- Size of retail
  - 20.5% of sales
  - 2,100 square feet
- $396/sq. ft.
- Average unit volume: $.83 million
- Sales categories
  - Apparel: 20%
  - Food: 18%
  - Home: 16%
  - Seasonal: 15%
  - Toys: 13%
- 32% of customers purchase retail
- Second quarter highest retail sales due to Christmas holiday shopping

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* Source: Cracker Barrel Old Country Store Fact Book (available at http://investor.crackerbarrel.com/results.cfm)

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Text of Letter from Mr. Biglari to Mr. Woodhouse dated September 1, 2011:

September 1, 2011

Mr. Michael A. Woodhouse
Chairman and CEO
Cracker Barrel Old Country Store, Inc.
P.O. Box 787
Hartmann Drive
Lebanon, Tennessee 37088

Dear Mike:

As of today, Biglari Holdings has submitted formal notice under Cracker Barrel’s Bylaws to nominate me to the Company’s Board of Directors at the upcoming annual meeting. We had wanted to avoid what would be a costly and distracting endeavor. Although we are the largest stockholder of Cracker Barrel with an ownership of 9.3% of the outstanding common stock — a multiple of the amount of stock owned by all the directors combined — you have been unwilling to address our concerns and unwilling to place us on the board. Not only did you not invite us, but you rejected the idea and then made an ersatz settlement offer so that others would perceive you as reasonable when in reality you have been unreasonable. In fact your offer was disingenuous. In your settlement offer you afforded us the opportunity to present names of individuals for consideration to the board…provided that these nominees were “unaffiliated with Biglari Holdings or any other restaurant company.”

Let’s contrast those stipulations to the three attributes that the Board laid out in the proxy statement regarding director qualifications that your Nominating and Corporate Governance Committee assesses when nominating directors at the Company’s annual meeting:

Leadership Experience.  We believe that directors with experience in significant leadership positions over a long period of time, especially chief executive officer positions, provide the Company with strategic thinking and multiple perspectives.

Financial Experience.  We believe that an understanding of finance and financial reporting processes is important for our directors.… In addition, accurate financial reporting and auditing are critical to our success and developing shareholder confidence in our reporting processes that are required by the U.S. federal securities laws.

Industry Experience.  As a company that relies upon the strength of our brand, we seek directors who are familiar with the restaurant and retail industries.

Let us attempt to reconcile the Board’s and your diametrically opposed statements on the requirements for board membership. The Board has decided and declared that the incoming directors should be conversant with the restaurant industry. On the other hand, your offer explicitly defined a telling restriction on prospective nominees that they be unaffiliated with “any other restaurant company.”  Either you are seeking directors retired from the restaurant industry who are under the age of 75 (per Cracker Barrel’s governance guidelines), or you are simply searching for excuses to avoid placing your largest stockholder on the Board and in the process contradicting yourself. After all, unlike all other directors on the Cracker Barrel Board, I am the only one who is a CEO of a NYSE-listed company (Leadership Experience), have an extensive professional investment record (Financial Experience), and have exhibited management and turnaround experience in the restaurant industry (Industry Experience). It would appear my qualifications do meet the Committee’s requirements and exceed those of any current member of the Board.

Yet the Board rejects us even though not a single one of its members has outlaid any considerable money in order to own substantial amounts of company stock; in other words, Board members have no real skin in the game. Their lack of ownership naturally explains why they’re spending our money on a proxy fight would not pain them. But it pains us because we are in effect paying over $9 for every $100 you spend. In fact, your actions prove to us that now is the hour to place real owners in the boardroom to deliver real value for all owners.

Sincerely,

/s/ Sardar Biglari

Sardar Biglari

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CERTAIN INFORMATION CONCERNING PARTICIPANTS

Biglari Holdings Inc., an Indiana corporation (“Biglari Holdings”), together with the other participants named herein, intends to make a preliminary filing with the Securities and Exchange Commission (“SEC”) of a proxy statement and accompanying proxy card to be used to solicit votes for the election of a director nominee at the 2011 annual meeting of shareholders of Cracker Barrel Old Country Store, Inc., a Tennessee corporation (the “Company”).

BIGLARI HOLDINGS STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV.  IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE UPON REQUEST.  REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, INNISFREE M&A INCORPORATED, TOLL-FREE AT (888) 750-5834, BANKS AND BROKERS CALL COLLECT AT (212) 750-5833.

The participants in this proxy solicitation are Biglari Holdings, Biglari Capital Corp., a Texas corporation (“BCC”), The Lion Fund, L.P., a Delaware limited partnership (the “Lion Fund”), and Sardar Biglari.

As of the date hereof, Biglari Holdings directly owns 1,996,034 shares of Common Stock of the Company.  As of the date hereof, the Lion Fund directly owns 140,100 shares of Common Stock.  Each of BCC, as the general partner of the Lion Fund, and Biglari Holdings, as the parent of BCC, may be deemed to beneficially own the shares of Common Stock directly owned by the Lion Fund.  Mr. Biglari, as the Chairman and Chief Executive Officer of each of BCC and Biglari Holdings, may be deemed to beneficially own the shares of Common Stock directly owned by Biglari Holdings and the Lion Fund.

As members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, each of the participants in this proxy solicitation is deemed to beneficially own the shares of Common Stock of the Company beneficially owned in the aggregate by the other participants. Each of the participants in this proxy solicitation disclaims beneficial ownership of such shares of Common Stock except to the extent of his or its pecuniary interest therein.